Elementis plc

Documents Furnished Under Cover of Letter Dated August 31, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	0902D	August 31, 2007
2.	Regulatory News Service Notice	9615C	August 30, 2007

07026924

SUPPL



PROCESSED

SEP 2 0 2007

THOMSON
FINANCIAL



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/31/07 09:00 AM

To "eleanor.besserman@elem................
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Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

    RNS Number:0902D
Elementis PLC
31 August 2007

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's
Disclosure and Transparency rules, the Company announces that it has an issued
and voting share capital of 446,280,967 ordinary shares of 5p each at 31
August
2007. The Company holds no such ordinary shares as treasury shares.

The above figure (446,280,967) may be used by shareholders as the denominator
when calculating their interests in the Company for the purpose of determining
whether they are required to notify their interest under the FSA's Disclosure
and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

31 August 2007

                    This information is provided by RNS
          The company news service from the London Stock Exchange

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"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/30/07 02:01 AM

To "eleanor.besserman@elem............
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cc

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

      RNS Number:9615C
Elementis PLC
30 August 2007

Elementis PLC

TR-1:   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing
shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction (and date on which the threshold is
crossed or reached if different):

28 August 2007

6. Date on which issuer notified:

29 August 2007

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares   26,891,126

Number of Voting Rights 26,891,126

Resulting situation after the triggering transaction

Number of shares   26,697,334

Number of voting rights   Direct 0

Number of voting rights   Indirect 26,697,334

% of voting rights   Direct 0%
% of voting rights   Indirect 5.98%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is
exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights   26,697,334

% of voting rights   5.98%

9. Chain of controlled undertakings through which the voting rights
and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure
and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

                        This information is provided by RNS
           The company news service from the London Stock Exchange

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